OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WORLD ENERGY SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
98145W 10 9
(CUSIP Number)
June 1, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	98145W 10 9

1	NAMES OF REPORTING PERSONS: EG Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		2,175,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,200,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,175,000

WITH:	8	SHARED DISPOSITIVE POWER:

		3,200,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,375,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (limited liability company)

Item 1	(a)	Name of Issuer. World Energy Solutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices. 446 Main Street Worcester, MA 01608

Item 2	(a)	Name of Person Filing. EG Partners, LLC

	(b)	Address of Principal Business Office or, if none, Residence. 8393 Davington Drive Dublin, OH 43017

	(c)	Citizenship. Ohio

	(d)	Title of Class of Securities. Common Stock, $0.0001 par value

	(e)	CUSIP Number. 98145W 10 9
Item 3 Not applicable.
Item 4 Ownership.

(a)	Amount beneficially owned 5,375,000 Shares of Common Stock (1)

(b)	Percent of class:
7.0% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,175,000 Shares of Common Stock (1)
(ii)	Shared power to vote or to direct the vote: 3,200,000 Shares of Common Stock (1)
(iii)	Sole power to dispose or to direct the disposition of: 2,175,000 Shares of Common Stock (1)
(iv)	Shared power to dispose or to direct the disposition of: 3,200,000 Shares of Common Stock (1)
________________

(1) As of June 1, 2007, EG Partners, LLC (“EG”) was the record owner of 3,200,000 shares of common stock and the beneficial owner of 2,175,000 shares of common stock. The shares beneficially owned by EG are being held in escrow pursuant to the terms of the Asset Purchase Agreement dated May 23, 2007, between EG (f/k/a EnergyGateway, LLC), its members and World Energy Solutions, Inc., however EG has sole voting and dispositive power over such shares. Any decisions regarding the voting or disposition of such shares will be made by a vote of the members of EG. EG shares voting and dispositive power over the shares held of record by EG. Each member of EG has the power to direct EG how to vote such member’s pro rata portion of such record shares and to direct the disposition of such member’s pro rata portion of such record shares.
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EG PARTNERS, LLC

By:	/s/ J. T. Kreager

J. T. Kreager, Member
Date: June 11, 2007